OSL HOLDINGS INC.

1669 Edgewood Road, Suite 214

Yardley, PA 19067

January 28, 2015

VIA ELECTRONIC EDGAR FILING

Larry Spirgel, Assistant Director

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	OSL Holdings Inc.
Form 8-K
Filed October 24, 2014
File No. 001-32658

Dear Mr. Spirgel:

OSL Holdings Inc. (the “Company”) is in receipt of the staff’s comment letter dated November 6, 2014 related to the Company’s Form 8-K filed with the Commission on October 24, 2014 (the “Form 8-K”). Following is the Company’s response to the staff’s comment included in that letter:

General

Comment 1: We note that you do not intend to provide the information required by Item 9.01 of Form 8-K until 71 days after the event described within Item 2.01. Please provide us with your detailed analysis as to why you believe you were not a shell company at the time of the GGH acquisition, requiring that the financials be filed with the initial report. Please refer to Item 9.01(c) of Form 8-K.

Response 1:

The Company does not believe it was a shell company immediately before the completion of its acquisition of Go Green Hydroponics Inc. (“GGH”) on October 20, 2014 as disclosed in its Form 8-K filed with the Commission on October 24, 2014 and was therefore not required to file audited financial statements of GGH at the time of filing the Form 8-K. Item 9.01(c) of Form 8-K requires the filing of financial statements required by Item 9.01 at the time of filing the Form 8-K if the registrant is a shell company as defined in Rule 405 and Rule 12b-2 of the Exchange Act of 1934 (the “Exchange Act”). A “shell company” is defined as a company with: (1) no or nominal operations and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

As set forth below and based on the foregoing definition of “shell company,” the Company maintains that it was not a shell company prior to its acquisition of GGH on October 20, 2014. The Company is a Nevada corporation that operates two business units to: Equality Rewards, a technology platform delivering consumer rewards programs; and, OSL Medical Services, a management, future planning and services platform centered on the development and financing of indoor gardens and cultivation facilities, production technologies, merchandise and operational services for businesses in the herbal and natural medicine industry. Its current activities, which the Company respectfully submits constitutes more than “nominal operations,” include the following actions:

Equality Rewards

In June 2013, the Company launched Equality Rewards in Los Angeles, California. The recent and current focus of the brand is centered on advancing the rights and causes of LGBT Americans. Through the Company’s Equality Rewards program, the Company plans to support the federal recognition and legalization of same sex marriage, LGBT youth at risk and the advancement of research, education and funding for the fight against HIV/AIDS. Equality Rewards brings LGBT and LGBT allied consumers together with businesses that support the LGBT community and businesses that are LGBT owned and operated.

Consumers are able to participate in the program by registering online or downloading the Equality Rewards app. Once a consumer registers for the program, that consumer receives a virtual currency that can be applied as partial payment toward purchases transacted with participating merchants. The virtual currency is redeemed at the point of sale through a bar code or voucher delivered to the consumer’s mobile device.

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 28, 2015

Merchants are able to participate in the program by signing an agreement to accept the Equality Rewards virtual currency. There is no upfront cost for merchants to participate in the program. Merchants will pay a 25% marketing fee, based on the amount of Equality Rewards currency they are willing to accept for a particular purchase. The Company believes merchants will be motivated to participate in the program because the platform is designed to drive informed and motivated consumers to transact with merchants that accept Equality Rewards.

In April 2013, the Company’s Equality Rewards Division hired a full-time Merchant Acquisition Manager for the Los Angeles, California market in advance of the sales, business development and marketing initiatives planned for the summer and fall of 2013. Equality Rewards hired a former Gilt City employee to fill the role and temporarily relocated that employee from Miami, Florida to Los Angeles, California.

In June 2013, the Company launched a branding campaign for a mobile and application for its Equality Rewards Division by becoming a sponsor of Christopher Street West/Los Angeles Pride, a major LGBT civil rights festival and parade. Equality Rewards produced and maintained a booth on the festival grounds of the Los Angeles Pride during the weekend of the festival.

In July 2013, the Company sponsored two major LGBT marketing events in Los Angeles, California: Outfest, the largest LGBT film festival in the world and Concrete Hero, an Aids Project Los Angeles-produced athletic competition dedicated to raising money and awareness for the fight against HIV/AIDS. Equality Rewards contracted with event producers, temporary spokespersons and local marketing collateral suppliers for both events and produced and maintained a marketing booth at both events.

In November 2013, the Company developed Shop4Equality, the national rollout of the Equality Rewards’ brand. Shop4Equality is a nationwide movement designed to drive consumers to nationally branded retail environments, department stores and malls around the country to advance LGBT causes through the power of commerce. Shop4Equality is capable of creating specific consumer driven events and holidays inspired by LGBT causes.

In December 2013, the Company’s Shop4Equality initiative, the national extension of Equality Rewards, ran additional sales and holiday marketing initiatives in partnership with Engagement Media Technologies, a web and mobile, transaction-based consumer social network.

In March 2014 Equality Rewards signed a merchant agreement with a medical marijuana dispensary. That merchant agreement, and subsequent press release, created the foundation for the launch of the Company’s Medical Services Division.

As of December 2014, the Company’s Equality Rewards division has a working mobile application and online solution in the Los Angeles market. The Company through its Equality Rewards division has issued and executed roughly 80 merchant agreements and has roughly 1,200 customers in the Los Angeles, California market. Equality Rewards continues to develop strategic applications and partnerships for Shop4Equality.

Equality Rewards has also been in discussions with regard to potential acquisitions and strategic partnerships. The purpose of these discussions is to further secure major corporate contracts, access to additional membership bases, and expand the Company’s technology as well as retain the talent needed to execute the Company’s business strategy.

OSL Holdings Medical Services

The Company’s OSL Medical Services business is dedicated to advancing the rights of patients in need of legal access to medically recommended, cannabis-based medicines. OSL Medical Services is designed to provide future planning services that optimize, support and provide business services to legal, fully compliant medical marijuana dispensaries, legal medical marijuana-related technology providers and legal medical marijuana-related business service providers that intend to enter the market once medical marijuana is federally legal.

OSL Medical Services is a development platform centered on the development and financing of indoor gardens and cultivation facilities, production technologies, merchandise and operational services for businesses in the herbal and natural medicine industry. The herbal and natural medicine businesses that OSL Holdings serves include, but are not limited to, legal medical marijuana production facilities, cannabis-related production technologies and merchandise and operational services for legal medical marijuana dispensaries and distributors. OSL Medical Services is designed to support existing or emerging legal medical marijuana licensees with future planning services that cover branding, technology, marketing, logistics, and financing on a state-by-state basis throughout the United States. The Company plans to deliver services in five areas: 1) production, growing and genetics; 2) warehousing and logistics; 3) retail and operations; 4) marketing and sales; and 5) franchising and licensing.

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 28, 2015

OSL Medical Services will provide these support services in compliance with all federal, state and local laws. At this time, OSL will not grow or sell marijuana, but intends to gain market share and create value for its shareholders by creating, marketing, and licensing brands as well as acquiring and licensing production technology. When federal law permits, OSL Medical Services plans to offer these services to legal and licensed growers and dispensers.

On May 26, 2014, OSL Holdings executed a five-year agreement to provide a comprehensive suite of services to a Los Angeles client looking to enter the legal, licensed cannabis business in the future within the Los Angeles, California market. Under the terms of the agreement, OSL is contracted to provide plans to create new retail experiences, generate operational guidelines and strategy documents as well as create “launch” or grand opening scenarios with marketing outreach and segmentation strategies. OSL Holdings also provides future infrastructure planning and future operational support documents. These documents and future planning services come in the form of documents that explain how to leverage facilities, efficiency technologies, operations guides, accounting software, genetics, and customer service know-how. OSL Holdings also leases general retail and office equipment not directly used in the production or processing of cannabis, and other similar activities. OSL Holdings operational support comes in the form of retail know-how, accounting and billing services, as well as operations and point-of-sale (POS) software.

In March 2014 the Company entered into an agreement with Anthony J. Tucci and Matt Cohen to provide advisory services to us related to the legal marijuana business and an agreement with Natural Way of L.A. (“Natural Way”) to participate in the Company’s Equality Rewards program. In May 2014 the Company entered into an Asset Purchase Agreement with Natural Way pursuant to which the Company acquired certain operational assets related to its dispensary business. On October 24, 2014, the Company entered into a Settlement and Release Agreement with Natural Way, Matt Cohen, Nancy Cohen and Mr. Tucci (the “Settlement Agreement”) following a July 2014 lawsuit filed by Natural Way against us and Mr. Tucci. Although the Company believed that the Company’s defense and potential counterclaims in this case were substantial, the Company elected to enter into a settlement agreement due to the inherent unpredictable nature of litigation. The Settlement Agreement resolved Natural Way’s claims against the Company and Mr. Tucci and terminated all of the agreements the Company had entered into with Natural Way, Mr. Tucci and Mr. Cohen. In addition, the Settlement Agreement provided for mutual releases of claims by each of the parties to the agreement and in November 2014 the Company returned to Natural Way the assets the Company acquired from it under the May 2014 Asset Purchase Agreement.

Also in May 2014, the Company executed an agreement for an option to acquire the exclusive rights to Genetic Catalog of 22 unique cannabis strains including several “clone only” varietals and three exclusive nutrient mixtures, one of which is organic (OMRI listed).

Company History

The Company was originally incorporated in Nevada on November 22, 2004 as Maneki Mining (“Maneki”), a minerals exploration company. In August 2006, Red Rock Pictures, Inc. consummated a share exchange agreement, whereby 100% of its shares were acquired by Maneki in exchange for 1,800,000 shares of Maneki. On October 31, 2006, Maneki changed its name to Red Rock Pictures Holdings Inc. Red Rock Pictures, Inc. was incorporated on August 18, 2006 under the laws of the State of Nevada and was acquired by Red Rock Pictures Holdings Inc. on August 31, 2006. Following the acquisition of Red Rock Pictures, Inc., the Company engaged in the business of developing, financing, producing and licensing feature-length motion pictures and direct response infomercials.

On October 10, 2011, the Company completed a Share Exchange with OSL whereby Office Supply Line, Inc. (“OSL”) exchanged all of the issued and outstanding shares of OSL in exchange for 50,000,000 shares of the Company’s common stock, which shares constituted approximately 77% of its issued and outstanding shares, as of and immediately after the consummation of the Share Exchange. OSL planned to operate in the competitive office supply market as a virtual distributor, leveraging the existing logistical capabilities of its suppliers who provide for inventory logistics, distribution and delivery. We had intended to market OSL’s products and services through the Company’s OSL Rewards business units. As a result of the Share Exchange, OSL became the Company’s wholly owned subsidiary. All of the Company’s assets at the time of the Share Exchange were either spun-out or assigned, other than Red Rock Pictures, Inc. and Studio Store Direct, Inc. which remained the Company’s wholly owned subsidiaries, but had no operations. The Share Exchange transaction with OSL was treated as a reverse merger recapitalization, with OSL as the acquirer and the Company as the acquired party. On October 17, 2011, the Company changed its name to OSL Holdings Inc. to more accurately reflect its new business operations.

Larry Spirgel, Assistant Director

Securities and Exchange Commission

January 28, 2015

General

The Company has engaged and paid significant funds to attorneys, accountants, consultants, part-time and full-time employees, all for the purpose of (i) developing and continuing the business operations described above, (ii) developing and continuing the operation of its website, (iii) SEC compliance, (iv) legal compliance, and (iv) accounting and auditing.

Conclusion

Furthermore, the Company has incurred thousands of dollars of expenses related to the development and growth of its Equality Rewards and Medical Services operations, as described above in detail. These clearly substantive activities constitute more than the “no or nominal operations” as defined in Rule 405. Under the definition set forth in Rule 12b-2 under the Exchange Act, if a company has more than nominal operations, further inquiry is not necessary and the company is not a shell company.

Finally, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

OSL HOLDINGS INC.

By:	/s/ Robert H. Rothenberg
Robert H. Rothenberg
Title:	Chief Executive Officer